Investor Engagement Summer 2016 Filed by TiVo Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Companies: TiVo Inc. (Commission File No. 000-27141) Rovi Corporation (Commission File No. 000-53413), and Titan Technologies Corporation (Commission File No. 000-53413)

Please review our SEC filings, including forms 10-Q and 10-K Safe Harbor Statement Forward-Looking Statements This presentation contains "forward-looking" statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the proposed acquisition of TiVo Inc., the integration of TiVo’s IP assets into Rovi’s products and solutions offerings, enhanced global reach, anticipated combined company revenue and adjusted EBITDA, synergies and financial results, future product offerings and expected transaction timing. A number of factors could cause Rovi’s and TiVo’s actual results to differ from anticipated results expressed in such forward-looking statements. Such factors include, among others, 1) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; 2) uncertainty as to the actual premium that will be realized by TiVo stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Rovi and TiVo; 4) uncertainty as to the long-term value of the combined companies’ common stock; 5) unpredictability and severity of natural disasters; 6) adequacy of Rovi’s or TiVo’s risk management and loss limitation methods; 7) the resolution of intellectual property claims; 8) seasonal trends that impact consumer electronics sales; 9) the combined companies’ ability to implement their business strategy; 10) adequacy of Rovi’s, TiVo’s or the combined companies’ loss reserves; 11) retention of key executives by Rovi and TiVo; 12) intense competition from a number of sources; 13) potential loss of business from one or more major licensees; 14) general economic and market conditions; 15) the integration of businesses the combined companies may acquire or new business ventures the combined companies may start; 16) evolving legal, regulatory and tax regimes; 17) the expected amount and timing of cost savings and operating synergies; 18) failure to receive the approval of the stockholders of either Rovi or TiVo; 19) litigation related to the transaction; 20) unexpected costs, charges or expenses resulting from the transaction; and 21) other developments in the DVR and advanced television solutions market, as well as management’s response to any of the aforementioned factors. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Rovi’s Annual Report on Form 10-K for the period ended December 31, 2015, Rovi’s Quarterly Report on Form 10-Q for the period ended March 31, 2016, TiVo’s Annual Report on Form 10-K for the period ended January 31, 2016, TiVo’s Quarterly Report on Form 10-Q for the period ended April 30, 2016 and other securities filings which are on file with the Securities and Exchange Commission (available at www.sec.gov). Neither company assumes any obligation to update any forward-looking statements except as required by law. No Offer or Solicitation The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information about the Proposed Transaction and Where to Find It This communication is not a solicitation of a proxy from any stockholder of Rovi, Titan Technologies Corporation or TiVo. In connection with the Agreement and Plan of Merger among Rovi, TiVo, Titan Technologies Corporation (“Parent”), Nova Acquisition Sub, Inc. and Titan Acquisition Sub, Inc., Rovi, TiVo and Parent intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Parent that contains a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT ROVI, TIVO, PARENT AND THE PROPOSED TRANSACTION. Stockholders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available), as well as any other documents filed by Rovi, Parent and TiVo with the Securities and Exchange Commission, at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus from Rovi by directing a request to Rovi Investor Relations at 818-565-5200 and from TiVo by directing a request to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com. Participants in the Solicitation Rovi, Parent, TiVo and their respective directors and executive officers and other members of their management and employees may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Rovi’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on March 10, 2016 and information regarding TiVo’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on May 27, 2016. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Parent will file with the Securities and Exchange Commission when it becomes available. Stockholders may obtain a free copy of these documents as described in the preceding paragraph. Additional Information

Rovi’s Non-GAAP EPS is defined as diluted earnings per share from continuing operations, adding back non-cash items such as equity-based compensation, amortization of intangibles, amortization or write-off of note issuance costs, non-cash interest expense recorded on convertible debt under Accounting Standards Codification (“ASC”) 470-20 (formerly known as FSP APB 14-1), mark-to-market fair value adjustments for interest rate swaps; as well as items which impact comparability that are required to be recorded under GAAP, but that the Company believes are not indicative of its core operating results such as changes in the fair value of contingent consideration, gains from the release of Sonic payroll tax withholding liabilities related to a stock option review, transaction, transition and integration costs, contested proxy election costs, restructuring and asset impairment (benefit) charges, payments to note holders and for expenses in connection with the early redemption or modification of debt, gains on sale of strategic investments and discrete income and franchise tax items, including changes in reserves. Adjusted EBITDA is defined as operating income excluding depreciation, amortization of intangible assets, restructuring and asset impairment charges, equity- based compensation, retention earn-outs payable to former shareholders of businesses acquired and changes in contingent consideration, contested proxy election costs, changes in franchise tax reserves and transaction, transition and integration expenses. Rovi’s Non-GAAP Information

Use and Limitations of Non-GAAP Information Rovi’s management has evaluated and made operating decisions about its business operations primarily based upon Adjusted EBITDA and Non-GAAP EPS. Management uses Adjusted EBITDA and Non-GAAP EPS as measures as they exclude items management does not consider to be “core costs” or “core proceeds” when making business decisions. Therefore, management presents these Non-GAAP financial measures along with GAAP measures. For each such Non-GAAP financial measure, the adjustment provides management with information about the Rovi's underlying operating performance that enables a more meaningful comparison of its financial results in different reporting periods. For example, since Rovi does not acquire businesses on a predictable cycle, management excludes amortization of intangibles from acquisitions, transaction costs and transition and integration costs in order to make more consistent and meaningful evaluations of Rovi's operating expenses. Management also excludes the effect of restructuring and asset impairment (benefit) charges, expenses in connection with the early redemption or modification of debt and gains on sale of strategic investments. Management excludes the impact of equity-based compensation to help it compare current period operating expenses against the operating expenses for prior periods and to eliminate the effects of this non-cash item, which, because it is based upon estimates on the grant dates, may bear little resemblance to the actual values realized upon the future exercise, expiration, termination or forfeiture of the equity-based compensation, and which, as it relates to stock options and stock purchase plan shares, is required for GAAP purposes to be estimated under valuation models, including the Black-Scholes model used by Rovi Corporation. Management excludes non-cash interest expense recorded on convertible debt under ASC 470-20 and mark-to-market fair value adjustments for interest rate swaps as they are non-cash items and not considered “core costs” or meaningful when management evaluates Rovi's operating expenses. Management excludes discrete tax items, including changes in tax reserves, so that its Non-GAAP income tax expense and franchise tax expense reflect the current year cash taxes it accrues and pays.

Use and Limitations of Non-GAAP Information (Cont.) Management is using these Non-GAAP measures to help it make budgeting decisions, including decisions that affect operating expenses and operating margin. Further, Non-GAAP financial information helps management track actual performance relative to financial targets. Making Non-GAAP financial information available to investors, in addition to GAAP financial information, may also help investors compare Rovi's performance with the performance of other companies in our industry, which may use similar financial measures to supplement their GAAP financial information. Management recognizes that the use of Non-GAAP measures has limitations, including the fact that management must exercise judgment in determining which types of charges should be excluded from the Non-GAAP financial information. Because other companies, including companies similar to Rovi, may calculate their non-GAAP financial measures differently than Rovi calculates its Non-GAAP measures, these Non-GAAP measures may have limited usefulness in comparing companies. Management believes, however, that providing Non-GAAP financial information, in addition to GAAP financial information, facilitates consistent comparison of Rovi's financial performance over time. Rovi provides Non-GAAP financial information to the investment community, not as an alternative, but as an important supplement to GAAP financial information; to enable investors to evaluate Rovi's core operating performance in the same way that management does.

TiVo's "EBITDA" means income before interest income and expense, provision for income taxes and depreciation and amortization. TiVo's "Adjusted EBITDA" is EBITDA adjusted for acquisition related charges for retention earn-outs payable to former shareholders of the business we acquired and changes in fair value of acquired business' performance related earn-outs, transition and restructuring charges, stock-based compensation, litigation expenses associated with litigation matters (whether or not initiated by us) which have the potential to result in revenue generation and litigation proceeds attributable to past damage awards, but includes litigation proceeds recognized as technology licensing revenue. EBITDA and Adjusted EBITDA are not measures of financial performance under generally accepted accounting principles, which we refer to as GAAP. We have presented EBITDA and Adjusted EBITDA solely as supplemental disclosure because we believe they allow for a more complete analysis of our results of operations and we believe that EBITDA and Adjusted EBITDA are useful to investors because EBITDA and Adjusted EBITDA are commonly used to analyze companies on the basis of operating performance. In addition, because of the variety of equity awards used by companies, the varying methodologies for determining stock-based compensation expense, and the subjective assumptions involved in those determinations, we believe excluding stock-based compensation enhances the ability of management and investors to evaluate our operating performance over multiple periods. Management does not use EBITDA or Adjusted EBITDA as a measure of liquidity because, among other things, they do not exclude the impact of deferred revenue from IP settlements nor the impact of deferred revenues associated with the amortization of product lifetime subscriptions. We do not use stock-based compensation expense in our internal measures. A limitation associated with these non-GAAP measures is that they do not include any stock-based compensation expense related to hiring, retaining, and incentivizing the Company's workforce. EBITDA and Adjusted EBITDA are not intended to represent, and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP. TiVo’s Non-GAAP Information

8 Significant Events in the Past Year Tom Rogers transitioned from CEO to non- executive Chairman of the Board effective January 2016 Leadership Transition On January 30, 2016, the Board appointed Naveen Chopra, TiVo’s then CFO, to serve as interim CEO and CFO Thomas Wolzien, Lead Independent Director, resigned from the Board in November 2015 Daniel Moloney succeeded Thomas Wolzien as Lead Independent Director On April 29, 2016, we announced that we had entered into a definitive agreement to be acquired by Rovi Corp. for ~$1.1B Bid represents a ~40% premium to TiVo’s share price prior to media speculation about the transaction in March 2016 Expect combined company to have annual revenues of $800M and Adjusted EBITDA of ~$235M in addition to at least $100M in cost synergies Together the companies will have an IP portfolio with over 6,000 issued patents and pending applications, with products serving nearly 28M households across 500 service providers Transaction is subject to closing conditions, including approval by TiVo and Rovi shareholders and regulatory clearances Assuming all required conditions are met, we expect the transaction to close in the third calendar quarter of 2016 Merger Agreement

9 TiVo Business Overview 1. As of quarter-ended April 30, 2016 2. Market capitalization as of June 8, 2016 A leader in next-gen video technology software services and cloud-based software-as-a-service solutions Provide an all-in-one approach for seamlessly combining live, recorded, Video on Demand, and over-the-top (e.g., Netflix, Amazon, etc.) content into one intuitive interface 7.1M subscriptions worldwide – up 24% year-over-year1 Distribution relationships with ~70 television service providers who utilize TiVo to help power their products Robust IP portfolio including 530+ patents Key statistics: Our Business 9 $131 $134 $139 $150 $175 $59 $102 $166 $202 $221 $48 $69 $102 $99 $94 FY12 FY13 FY14 FY15 FY16 Hardware Technology Service and Software Ticker: TIVO (NasdaqGS) Market Cap2 $978M FY16 Revenue1 $490M FY16 Adjusted EBITDA1 $116M Television Service Providers Consumer Service Licensing Advertising & Research Services Primary Revenue Streams Revenue ($M)1

Strong Company Performance

Improved performance through expanding offerings and reach, as well as robust restructuring initiatives

- ✓ Successfully launched our latest product, TiVo BOLT
- ✓ In May 2015 acquired Cubiware to expand our international presence
- ✓ In FY16 we experienced growth in revenue, Adjusted EBITDA, and cumulative subscription base
- ✓ For FY17 we plan ~$30M in cost reduction and margin improvement
- ✓ Restructuring initiatives already paying off, demonstrated by 33% increase in Non-GAAP Net Income[1], and 23% reduction in cost of revenue year-over-year in Q1-2017
- ✓ Operator-related services and software revenue increased 44% year-over-year in Q1-2017

Service and Software & Technology Revenue ($M)



$352
+12%
$396
FY15
FY16

Adjusted EBITDA ($M)



$111
+5%
$116
FY15
FY16

Cumulative Subscriptions (M)



5.5
+24%
6.8
FY15
FY16

1. Non-GAAP Net Income in Q1-2017 was $12.1M, compared to $9.1M in Q1-2016. Non-GAAP Net Income excludes restructuring costs, Rovi transaction expenses, and amortization and earn-outs related to the Cubiware acquisition. GAAP Net Income in Q1-2017 was $4.2M and includes non-recurring restructuring costs of $3.7M and Rovi transaction expenses of $5.2M offset by a $3.2M tax benefit from restructuring and Rovi transaction costs; this compares to GAAP Net Income of $9.1M in Q1-2016

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11 IP Protection History We work diligently to secure the full value of our IP and have received cash and future technology revenue payment commitments totaling approximately $1.6 Billion AT&T TiVo asserted 3 patents against AT&T $215M pre-trial settlement with potential upside in Jan. 2011 Verizon TiVo asserted 3 patents against Verizon $250.4M pre-trial settlement with potential upside in Sep. 2012 Samsung TiVo asserted 4 patents against Samsung in Sep. 2015 Asserted against both DVRs and mobile devices Patents have expirations up to Feb. 2023 DISH IP enforcement strategy began in Jan. 2004, when TiVo asserted ’389 patent Won jury verdict in May 2006 providing damages of $1.25/mo./subscriber Awarded injunction against further use of DVR functionality by existing and future subscribers DISH paid $106M in damages and, following appeals, TiVo and DISH settled for $500M in Apr. 2009 Cisco/Google/Arris Motorola and Cisco filed declaratory judgment actions against TiVo following AT&T and Verizon assertions seeking cross- licenses TiVo counter-asserted 3 patents against Motorola, 4 patents against Cisco In July 2013, TiVo reached $490M pre-trial settlement with Cisco and Google, where liability resided for Motorola Current 2013 2012 2011 2009 2006

Executive Compensation Highlights

FY16 compensation program tied realizable pay outcomes to performance

Element	Characteristics	Selection Rationale
Base Salary	Fixed cash component	Attract and retain key talent
Annual Bonus	100% at risk cash bonus Measured by targets set around key drivers of company success For FY16, **no bonuses payable unless TiVo obtained 6 million cumulative subscriptions**	Creates strong link between pay and performance Aligns with shareholder interests Balances achievement of near-term financial results with initiatives supporting future growth
Performance Shares	Vest upon achievement of market and/or performance based criteria Based on performance relative to Russell 2000 TSR **Represented 75% of FY16 CEO stock award**	Multi-year vesting equity awards designed to align with shareholder interest
Restricted Shares/Units	Vest in three equal annual installments	Designed to align management with shareholders' long-term interests

CEO Pay Year-Over-Year ($M)



CEO Total Compensation
CEO Severance
Pro Forma CEO Compensation
$10.0
$4.6
$7.4
$2.3
FY15
Mr. Rogers
FY16
Mr. Rogers
FY17
Mr. Chopra
Pro Forma

Excluding Mr. Rogers' transition-related payments, which became due to him pursuant to the terms of his previously negotiated employment agreement,

CEO Compensation declined by almost 26% from FY15 to FY16

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13 Responsive to Investor Feedback Investor Feedback Responsive Action Retain focus on alignment of pay with performance • 75%/25% performance-based/time-based long-term equity award ratio for our former CEO and a 50%/50% ratio for our other named executive officers1 Increase diversity of Board of Directors • Appointed Winifred Webb to Board effective January 2016 Link pay to objective metrics with explicit ties to performance • Continue to incorporate separate criteria for short-term cash compensation and long-term equity awards Discontinue practice of one-time litigation awards • Awarded no new one-time litigation awards in Fiscal Year 2016 and do not intend to grant special litigation awards in the future Decrease discretion in cash incentive program • Reduced discretionary component in annual plan from 57.5% to 25% weighting for the CEO and paid no discretionary cash incentive compensation to any NEO in FY20162 1. Excluding our interim CEO, who received a one-time special 1-year grant of time-based restricted shares in connection with his appointment such that his performance- based/time-based ratio was 31%/69% 2. The Board discussed the advantages and disadvantages of discretion in the compensation program and concluded that it is in the best interests of shareholders to retain the flexibility to appropriately set compensation based on factors that may not be readily predicted when targets are set for the year Following our 2015 Say-on-Pay vote, the Board embraced the need for change at TiVo. During FY16, we met with investors collectively representing over 50% of our outstanding equity in order to better understand and address investors’ concerns. In response to investor feedback, the Board took action.

Peer Group Restructured for FY17

- On an annual basis, the **Compensation Committee evaluates our peer group in order to best reflect the competitive environment** in which TiVo operates and competes for talent
- Further, we believe it is appropriate to evaluate executive pay practices beyond our industry, as **few companies match TiVo's unique mix of software and hardware development, media, and intellectual property**
- **In response to shareholder feedback received during 2016,** the Committee, along with our independent compensation consultant, **revisited and transformed our peer group for FY17:**
  - ✓ Increased weighting of revenue and market capitalization as criteria for identification of peers
  - ✓ Eliminated pure play media and entertainment companies from peer group to reflect evolution in our product portfolio
  - ✓ Added 13 companies to the FY17 peer group and removed 14 companies previously in the FY16 peer group

Changes Position TiVo Closer to Peer Medians



FY16
FY17
= TiVo
= Peer Median
Market Cap
Revenues
25th
75th
25th
75th
25th
75th
25th
75th

	FY16[1]		FY17[2]	
	TiVo	Peer Median	TiVo	Peer Median
Mkt Cap ($M)	$1,447	$1,840	$944	$1,134
Revenues ($M)	$451	$589	$490	$506

1. Market capitalization figures represent 12-month average as of January 31, 2015; revenue figures represent latest data available for four quarters as of January 31, 2015
2. Market capitalization figures represent 12-month average as of January 31, 2016; revenue figures represent latest data available for four quarters as of January 31, 2016

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15 Search Strong Board Oversight _ Deep Board Experience Board Independence Ind epe nde nt … Avg. Tenure: 6 yrs 4 Directors 1 Director Together, our directors provide the comprehensive expertise, independence, and well- balanced tenures necessary to drive long-term value creation Robust lead independent director role and all key committees 100% independent In addition, the Board and its key committees regularly perform self-assessments to identify areas of improvement in Board leadership and oversight Overview of Board Composition <5 years 5-10 years >10 years 2 Directors Balanced Tenures 6 6 4 6 2 3 3 Branded Content Business Development Public Board Finance & Accounting Media & Telecom Senior Leadership Technology

16 We are committed to shareholder responsiveness and welcome your feedback Compensation & Corporate Governance  Strong Lead Independent Director role  Separate Chair/CEO  Classified Board structure to protect shareholder value  Board oversight of risk  Recent Board refreshment  Majority vote standard with resignation policy  Right to call special meetings  No shareholder rights plan Corporate Governance  Regular compensation risk assessment  Clawback policy  Executive and Board equity ownership requirements  Double-trigger arrangements  No perquisites  Independent compensation consultant  Anti-hedging/pledging policy  No gross-ups  Regular peer group analysis  No stock option repricing Compensation Governance

FOR the election of directors FOR the ratification of KPMG LLP as the Company’s independent auditors FOR approval of an increase in the number of shares reserved for issuance under the employee stock purchase plan FOR the advisory vote to approve the compensation of the Company’s named executive officers     17 We Ask For Your Vote at the 2016 Annual Meeting In consideration of our responsiveness to shareholder feedback, strong company performance, and evolving leadership and governance profile, please support TiVo at our 2016 Annual Meeting